EX-99.77M

On March 1, 2016, the Board of Trustees of Calvert Social Investment Fund approved a resolution to reorganize Calvert Large Cap Core Portfolio
(the Acquired Fund) into Calvert Equity Portfolio, another series of
Calvert Social Investment Fund (the Acquiring Fund). The reorganization involved a transfer of all of the assets of the Acquired Fund for shares of the Acquiring Fund and the assumption of the liabilities of the Acquired Fund. Shareholders of Calvert Large Cap Core Portfolio voted to approve the reorganization on June 17, 2016. The merger took place at the close of business on June 24, 2016.

On March 2, 2016, the Board of Trustees of Calvert SAGE Fund approved a resolution to reorganize Calvert Global Value Fund (formerly, Calvert Large
Cap Value Fund) and Calvert Global Equity Income Fund (formerly, Calvert Equity Income Fund) (each, an Acquired Fund and collectively, the Acquired Funds) into Calvert Equity Portfolio, a series of Calvert Social Investment Fund
(the Acquiring Fund). Each reorganization involved a transfer of all of the assets of each Acquired Fund for shares of the Acquiring Fund and the assumption of the liabilities of the Acquired Funds. Shareholders of Calvert Global Value Fund voted to approve the reorganization on June 8, 2016. Shareholders of Calvert Global Equity Income Fund voted to approve the reorganization on June 17, 2016. The merger took place at the close of business on June 24, 2016.